EXHIBIT 12

PEOPLES BANCORP INC. ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2011

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN ANNUAL REPORT ON FORM 10-K

	Year Ended December 31,
(Dollars in thousands)	2011	2010	2009
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$17,151	$5,753	$3,126
Fixed charges (excluding preferred stock dividends)	7,532	10,616	14,439
Total earnings	24,683	16,369	17,565
Fixed charges:
Interest expense (excluding deposit interest)	7,224	10,311	14,139
Rent expense interest factor (1)	307	306	300
Preferred stock dividends (2)	1,343	2,052	1,876
Total fixed charges (excluding deposit interest)	8,874	12,669	16,315

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	2.78	1.29	1.08

Including Interest on Deposits:
Earnings:
Income before income taxes	$17,151	$5,753	$3,126
Fixed charges (excluding preferred stock dividends)	21,462	29,738	40,562
Total earnings	38,613	35,491	43,688

Fixed charges:
Interest expense (including deposit interest)	21,154	29,433	40,262
Rent expense interest factor (1)	307	306	300
Preferred stock dividends (2)	1,343	2,052	1,876
Total fixed charges (including deposit interest)	22,804	31,791	42,438

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	1.69	1.12	1.03

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.

(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.